EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State (or Jurisdiction) in which Organized
IM Flash Technologies, LLC	Delaware
IM Flash Singapore, LLP	Singapore
Lexar Media, Inc.	Delaware
Micron Japan, Ltd.	Japan
Micron Semiconductor Asia Pte. Ltd.	Singapore
Also does business as Lexar Media
Micron Semiconductor B.V.	Netherlands
Micron Semiconductor Products, Inc.	Idaho
Also does business as Crucial Technology
Micron Semiconductor (Xi’an) Co., Ltd.	China
Micron Technology Italia S.r.l.	Italy
Numonyx Asia Pacific Pte. Ltd.	Singapore
Numonyx B.V.	Netherlands
Numonyx Israel Ltd.	Israel
Numonyx Pte. Ltd.	Singapore
Numonyx Sdn. Bhd.	Malaysia
TECH Semiconductor Singapore Pte. Ltd.	Singapore